Exhibit 99.117

ELEMENTAL ALTUS SHAREHOLDERS OVERWHELMINGLY APPROVE ALL RESOLUTIONS AT SPECIAL MEETING

November 4, 2025 – Vancouver, BC: Elemental Altus Royalties Corp. (“Elemental Altus” or the “Company”) (TSX-V: ELE, OTCQX: ELEMF) announces that shareholders of Elemental Altus have overwhelmingly approved the following resolutions:

•	an ordinary resolution of disinterested Shareholders approving Tether Investments S.A. de C.V (“Tether”) as a “Control Person” of the Company;
•	an ordinary resolution approving the “related party” private placement financing of 7,502,502 common shares of Elemental Altus at a price of $18.38 (or US$13.33) per common share to Tether for aggregate gross proceeds of $137,896,000 (or approximately US$100,000,000) (the “Financing”); and
•	a special resolution authorizing the alteration of the notice of articles of the Company to effect the change of the Company’s name to “Elemental Royalty Corp.”, or such other name as the board of directors of the Company deems appropriate or as may be required or permitted by applicable regulatory authorities.

Each of the resolutions approved at the meeting was described in detail in the Company’s management information circular dated September 29, 2025, available on the SEDAR+ website at www.sedarplus.ca and on the Company’s website at www.elementalaltus.com.

A total of 18,746,531 Elemental Altus Shares were voted at the meeting, representing approximately 75.7% of the issued and outstanding common shares of Elemental Altus, with 99.71% of the common shares in favour of the Control Person resolution, 97.6% of the common shares in favour of the Financing resolution, and 99.97% of the common shares in favour of the name change resolution.

EMX Shareholder Approval

As previously announced, the Financing is being undertaken in connection with the arrangement (the “Arrangement”) of EMX Royalty Corporation (“EMX”), pursuant to which Elemental Altus and EMX will merge and position the combined company as a new mid-tier gold-focused streaming and royalty plan. As announced in EMX’s news release dated November 4, 2025, EMX has received the requisite securityholder approvals for the Arrangement at its special meeting of shareholders and option holders held earlier today.

The completion of the Arrangement is subject to final order from the Supreme Court of British Columbia (“the Court”) to approve the Arrangement at a hearing expected to be held on November 7, 2025. In addition to approval of the Court, completion of the Arrangement is subject to applicable regulatory and exchange approval (including final approval of the TSX Venture Exchange), and the satisfaction of certain other closing conditions customary for a transaction of this nature. Further, the completion of the Arrangement is subject to the conditional approval of the listing of the Elemental Altus Shares on a US stock exchange and the completion of the Financing. If all conditions are satisfied or waived, the Arrangement is expected to close by mid-November 2025.

The merged company resulting from the Arrangement with EMX will hold a diversified and complementary portfolio of 16 producing assets and more than 200 total royalties across the globe. This merger unites Elemental Altus’s focus on accretive royalty acquisition and EMX’s strengths in royalty generation and disciplined growth, underpinning a strategy to provide both immediate cash flow and long-term value creation from a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

Frederick Bell

CEO

Corporate & Media Inquiries:

info@elementalaltus.com

www.elementalaltus.com

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Merger with EMX Royalty

Elemental Altus Corp. and EMX Royalty Corporation have entered into a definitive agreement, whereby Elemental Altus will, indirectly through an amalgamation of EMX with 1554829 B.C. Ltd., acquire all of the issued and outstanding common shares of EMX, creating a merged Company named Elemental Royalty Corp. to be headquartered in Vancouver, British Columbia. The Merged Company will hold a diversified and complementary portfolio of 16 producing assets and more than 200 total royalties across the globe. This merger unites Elemental Altus’s focus on accretive royalty acquisition and EMX’s strengths in royalty generation and disciplined growth, underpinning a strategy to provide both immediate cash flow and long-term value creation from a best-in-class asset base, diversified production, and sector-leading management expertise.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

Cautionary note regarding forward-looking statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, (together, “forward-looking statements”), concerning the business, operations and financial performance and condition of the Company. Forward-looking statements include, but are not limited to, guidance and long-term outlook, statements with respect to the future price of gold; the estimation of mineral reserves and mineral resources; the realization of Mineral Reserve estimates; the Company’s growth prospects; and the timing and amount of estimated future production; the hearing and receipt of a final order from the Supreme Court of British Columbia to approve the Arrangement, expectations regarding the satisfaction or waiver of certain closing conditions, including the receipt of conditional approval of the listing of Elemental Altus shares on a US stock exchange and completion of Financing, the expected closing date of the Arrangement, and receipt of final approval of the TSX-V for the Financing. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” “believes,” “projects” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “occur” or “be achieved.” Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to, volatility in the price of gold, discrepancies between anticipated and actual production by companies in our portfolio, risks inherent in the mining industry to which the companies in our portfolio are subject, regulatory restrictions, the impact of the current COVID-19 pandemic on the companies in our portfolio, activities by governmental authorities (including changes in taxation), currency fluctuations and the accuracy of the mineral reserves, resources and recoveries set out in the technical data published by the companies in our portfolio. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company cautions readers not to place undue reliance on forward-looking statements, as forward-looking statements involve significant risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. The Company does not undertake to update any forward- looking statements except in accordance with applicable Canadian securities laws. Readers are directed to the Company’s Annual Information Form dated August 18, 2025, filed under the Company’s profile on SEDAR+ (www.sedarplus.ca) for a complete list of applicable risk factors. Investors are advised that National Instrument 43-101 Standards for disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators requires that each category of Mineral Reserves and Mineral Resources be reported separately. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

3